SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Questar Corporation

Name of Person(s) Filing Proxy Statement:

United Food & Commercial Workers Union, Local 99R

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________


     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

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     3) Filing Party: _________________________

     Date Filed: _______________________________

                   PRELIMINARY PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION

FOR PROPOSALS FOR (1) SHAREHOLDER REVIEW OF GOLDEN PARACHUTES AND
(2) SECRET BALLOT VOTING FOR SHAREHOLDERS

     at
     QUESTAR CORPORATION
     Annual Stockholders Meeting
     MAY 21, 1996 10am
     Mountain Fuel Supply Operations Center
     1140 W. 2nd South
     Salt Lake City UT

Sent to shareholders:
March 22, 1996

UFCW 99R
2501 W. Dunlap Ave. #240
Phoenix AZ 85201

Dear Fellow Questar Shareholder:

     We urge you to vote FOR our shareholder proposals recommending (1) golden parachutes not be paid to Questar executives who quit, absent shareholder approval, and (2) that the Company provide all shareholders the ability to vote confidentially.

I. PROPOSAL AGAINST GOLDEN PARACHUTES FOR EXECUTIVES WHO QUIT

     Questar's top executives enjoy a severance plan under which they can voluntarily quit after a change in control and still receive up to two years' severance. In our view, executives should be rewarded for doing well by shareholders and helped to deal with being fired, but not rewarded for quitting their jobs.

     Under the plan, two years' pay and benefits goes to an executive who quits during the first year after a change in control, if the executive has remained on the job more than six months after public announcement of a potential change in control.<F1> If the executive stays on more than a year after the change in control, the severance payment is one year's worth of salary and benefits. For those who quit 2-3 years' after the change in control, 6 months' severance is provided.

<F1>We incorporate by reference the discussion of this plan in management's proxy statement. A copy of the plan is on file with the SEC as Exhibit 10.5 to the Company's 1989 10-K form, incorporated herein by this reference. A copy may be obtained from SEC reference rooms, from commercial services such as Disclosure, Inc. (800-638-8241), or by contacting us at UFCW 99R Information Services, 2501 W. Dunlap Ave., Phoenix AZ 85201, tel.
(602) 572-2149. We will mail you a copy within one business day of receiving your request.

     While other companies have golden parachute plans which allow management to quit and receive severance pay, many of those plans require the resignation be caused by some cut in the executive's pay or benefits. Questar's plan has no such limit.

     Shareholders have a legal right to change who controls the company. In our view, exercise of that right should not have the penalty attached of paying executives who choose to quit afterwards. We believe shareholders would not be best served by an exodus of executive officers after a change in control. We feel the current policy may encourage such an exodus.

PLEASE VOTE FOR THE FOLLOWING PROPOSAL:

     Resolved, that shareholders recommend the Company end its policy of offering a golden parachute (severance payment) to executives who voluntarily quit after a change in control, unless and until such a policy is approved by shareholder vote.

Questions you may wish to ask management regarding this issue include:

     What sort of protection does the rank-and-file Questar employee enjoy from a change-in-control? Is giving a plan like this just to executive officers good for overall employee morale?

     Is there any hard evidence that people deciding whether to accept an executive job look at what benefits would be paid if they quit after a change in control? Are candidates for these jobs instead focused on what will be their pay, benefits and working conditions while employed?

     Even if you think paying severance to executives who quit in these circumstances makes sense, all this proposal would require is a shareholder vote to this effect. Let the shareholders decide.

     The current plan also provides severance to executives discharged within 3 years after announcement of a potential change in control, unless fired for certain types of wilful misconduct. Our proposal does not address these aspects of the plan.

II. PROPOSAL FOR SECRET BALLOT VOTING FOR SHAREHOLDERS

     Secret ballot voting for shareholders is provided at hundreds of companies. It also is how union officials and most government officials are elected. Voting should be a private matter.

     Shareholders often have business or personal relationships with members of the Board which go beyond owning Questar stock. For example, Questar's employees, insurers and banks may own stock in their own names and may fear retaliation from voting against management's recommendation.

     We in no way suggest management has threatened to retaliate against shareholders. However, we believe shareholders should have the right to vote as they see fit without having anything to fear.

     On what sorts of issues might shareholders disagree with management and especially wish a confidential vote? Other than the golden parachute plan for management, shareholders might be concerned, for example, with executive compensation or that the Chairman of the Board is a Questar executive rather than an outside director. Regardless of how you feel about these issues or management's performance, we believe you will agree that shareholders should be able to vote on these issues without fear of pressure from management.

     Management argues against confidentiality by claiming shareholders can obtain confidentiality by placing their stock in the name of a broker or other nominee. If your stock is being held in someone else's name on the company books, you alone are the best judge of whether you can rely on the record owner to keep your confidences.

     If you are the record owner yourself, you avoid possible brokers' maintenance fees. You may be able to get shareholder materials faster. Record owners have enhanced legal rights under state corporation law, such as the right to inspect corporate records. Record owners should not have to give up all this just to have a secret ballot vote.

     We feel all shareholders deserve the confidentiality provided employees who hold through benefit plans: they have the right to confidentially vote through plan trustees the stock they own through the plan. Employees should be allowed to buy stock outside the plans without giving up confidentiality in the process.

PLEASE VOTE FOR THE FOLLOWING PROPOSAL:

     Resolved, that shareholders recommend the Company adopt a policy of confidential shareholder voting, with the sole exception being any disclosure ordered by a court. This resolution shall not be construed as preventing the Company from using its own staff to count votes, so long as this staff does not engage in soliciting or report individual shareholders' votes to management or its proxy solicitors. This resolution shall not be construed as preventing management from receiving address changes or comments made on the cards.

All shareholders deserve a secret ballot vote.

III. EFFECT OF SHAREHOLDER APPROVAL OF PROPOSALS

     These proposals are framed as recommendations to avoid legal disputes. This, shareholder approval of these proposals would not bind the board of directors. However, we believe as a practical matter that the board and executives under the severance plan would follow a recommendation approved by most shareholders.

IV. PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives a shareholder the right to have a proposal and supporting statement inserted at no cost in the company's proxy statement, if the shareholder has owned more than $1000 worth of the company's stock for more than one year.

     The deadline for submitting proposals for inclusion in the company's proxy statement for the 1997 annual meeting is December
4, 1996. Feel free to write us if you would like more information about how to pursue a shareholder proposal.

V.   EXECUTIVE COMPENSATION / SECURITY OWNERSHIP OF DIRECTORS AND
EXECUTIVE OFFICERS / ELECTION OF DIRECTORS / PROPOSED AMENDMENTS
TO LONG-TERM STOCK INCENTIVE PLAN AND DIRECTORS STOCK OPTION
PLAN/CREATION OF DIRECTORS STOCK PLAN

     We incorporate herein by reference the information on these matters contained in management's proxy statement. We make no recommendation as to the directors election. If you sign the enclosed card but do not direct us how to vote, we will vote FOR our proposals and not vote on the other matters. The enclosed proxy card grants us no discretionary authority: if matters other than the ones listed on the card come before the meeting (which we do not anticipate), we will not vote your shares on those matters.

VI. SOLICITATION

     The costs of this solicitation are being borne by United Food & Commercial Workers Local 99R, which is the record owner of 100 shares of Questar common stock. We expect to spend about $2000 on this solicitation. We have no interest in bargaining for Questar employees, nor are aware of any labor dispute at Questar. We are a non-profit organization representing employees in Arizona, primarily in grocery stores. We are organizing Albertson's against management opposition in what we feel is an improper manner. Albertson's CEO Gary Michael is on Questar's board of directors. We have made similar shareholder proposals at other companies similarly connected to Albertsons. Regardless of the outcome of Albertson's labor dispute or Mr. Michael continuing to sit on Questar's board, we will present the proposals and your proxy card to the Questar shareholders meeting. We suggest you ignore management's attacks on us and base your voting decision on the merits of our proposals.

VI. VOTING PROCEDURE AND VOTING RIGHTS

    There are several possible ways of voting on our proposal:

(1) You can return the enclosed proxy card. If you have already returned a proxy card to management, you can change your vote:
only the latest-dated proxy card is counted.

(2) You can vote in person at the shareholders meeting on May 21 in Salt Lake City.
-------------------------
[EITHER, depending on management's decision:

(3) We asked management to include these proposals on its proxy card but it has not done so. Instead, the Company's card purports to give management discretionary authority to vote against the proposal, without allowing you to instruct management how to vote. If you would prefer to vote on the proposals using management's card, you may wish to advise Connie C. Holbrook, Vice-President & Secretary, Questar Corp., 180 East First South, Salt Lake City UT 84145-0433. Tel. (801) 534-5202.

OR

(3) You can use the proxy card you received from management. ]
---------------------------------

     You may revoke your vote at any time by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting: Connie C. Holbrook, Vice-President & Secretary, Questar Corp., 180 East First South, Salt Lake City UT 84145-0433. Fax (801) 534-5483.

     All holders of common stock as of March 22, 1996 are entitled to vote. We incorporate herein by reference the discussion in the Company's proxy statement of voting requirements and outstanding securities (p.1).

     Until the meeting, we will keep the content of all cards we receive confidential from everyone except our agents. At the meeting the cards must be presented to the company's tabulator in order to be counted (under the company's current policy, management might then view them). Shareholders who return surveys to us will not have their names disclosed to anyone other than our agents; the information will be used solely for shareholder voting purposes.

PLEASE VOTE FOR THE PROPOSALS FOR SECRET BALLOT VOTING AND
SHAREHOLDER REVIEW OF THE GOLDEN PARACHUTE PLAN

                                        Sincerely,

                                        William McDonough
                                        President UFCW 99


PLEASE RETURN THE ENCLOSED SURVEY AND PROXY CARD TO
                    UFCW 99R
                    2501 W. Dunlap Avenue
                    Phoenix AZ

PROXY
SOLICITED BY UFCW 99R
FOR QUESTAR CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
May 21, 1996

     The undersigned shareholder hereby appoints William
McDonough proxy with full power of substitution to vote for the undersigned at the annual meeting of Questar, and at any adjournments thereof, as directed below. This proxy grants no discretionary voting authority.

We recommend a vote FOR items 1 & 2.

(1) PROPOSAL RECOMMENDING GOLDEN PARACHUTES NOT BE PAID TO
EXECUTIVES WHO QUIT ABSENT SHAREHOLDER APPROVAL OF SUCH A POLICY

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(2) PROPOSAL FOR SHAREHOLDER VOTING BY SECRET BALLOT:

    FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(3) ELECTION OF DIRECTORS

     Nominees: Patrick Early, Dixie Leavitt, Mary Mead, D.N. Rose

     FOR ALL NOMINEES except as marked to the contrary above (to withhold, strike line through his/her name in the list above) [ ]

     WITHHOLD FROM ALL NOMINEES :[  ]

(4) Amendments to the Company's Stock Option Plan for Directors:

    FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(5) Amendments to the Company's Long-Term Stock Incentive Plan

    FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(6) Approval of a new Directors' Stock Plan

    FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

PLEASE DATE, SIGN AND PROMPTLY MAIL IN THE SELF-ADDRESSED
ENVELOPE.  PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN.


SIGNATURE(S) ________________________________   DATE ___________

ADDRESS _____________________________________________________

_____________________    ___________  _______________________
ACCOUNT NO./SSN          # OF SHARES   TELEPHONE/FAX #

NAME/ADDRESS OF RECORD OWNER (if different from above):

UFCW SURVEY OF QUESTAR SHAREHOLDERS

     THIS IS NOT A PROXY: PLEASE RETURN IT EVEN IF YOU DO NOT
FILL OUT A PROXY CARD

1. Do you support the idea of confidential voting for shareholders?

          Yes  _____     No   ____  Undecided  ________

2. Do you support offering severance to Company executives who voluntarily quit their jobs after a change in control?

          Yes  _____     No   ____  Undecided  ________

3. Do you support having a severance plan for executives terminated after a change in control?

4. Do you believe compensation of the Company's top executives should be based more on stock performance than salary?

          Yes  ____      No  _____  Undecided _______

5. What is your favorite thing about the Company?

     ________________________________

6. What is the worst thing about the Company?

    ___________________________________

7. List anything you would like management to change:

     __________________________________

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________Title, if any __________

Address _______________________________________________________

Phone  ________ Fax No. ___________ # Shares owned  ________

Return to: UFCW 99R, 2501 W. Dunlap Ave., Phoenix AZ 85201